Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Investments N.V.
Subject Company: Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.: 333-197229

PRESS RELEASE

Merger of Fiat S.p.A. into Fiat Investments N.V. - Cash Exit Rights - Results of Offer to Fiat Shareholders

Fiat S.p.A. (“Fiat”) today announced the results of the preemptive offer to Fiat shareholders of the shares with respect to which cash exit rights were exercised in connection with the pending merger of Fiat with and into Fiat Investments NV (to be renamed Fiat Chrysler Automobiles N.V., “FCA”). At completion  of the offer period, Fiat shareholders had elected to purchase 6,085,630 shares of the total of 60,002,027 shares with respect to which cash exit rights were exercised.

Fiat has determined not to exercise its right to offer on the market the residual shares with respect to which cash exit rights were exercised and therefore, subject to the merger becoming effective, the purchased shares will be delivered to purchasing shareholders against payment of the cash exit price on the settlement date (expected to be October 14, 2014).

Subject to the merger becoming effective, on the settlement date referred to above, FCA will also pay the cash exit price of €7.727 per share for each of the residual shares and on the same date shareholders that exercised cash exit rights will receive the cash exit price to which they are entitled.

Turin, 9 October 2014

This document does not constitute an offer to exchange, sell or buy securities.

An offer of securities in the United States pursuant to the proposed transaction contemplated herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. Fiat shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Investments will make the prospectus available for free to shareholders of Fiat in the United States

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.

Fiat S.p.A.
Via Nizza 250, 10126 Turin, ITALY
Tel. + 39 011 066 3088, Fax +39 011 006 2459
mediarelations@fiatspa.com
www.fiatspa.com